EXHIBIT 2

Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the year ended January 31, 2006 and should be read in conjunction with the financial statements for the year ended January 31, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is May 1, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, United States and in Eastern Europe with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31,(audited)
	2006	2005	2004
Total Revenues	$Nil	$Nil	$Nil
General and administrative expenses	$104,552	$89,400	$124,491
Mineral property costs	153,362	63,481	2,539
Net income (loss) before income taxes * In total * Basic and diluted loss per share	(257,914) (0.04)	(152,881) (0.03)	(127,030) (0.04)
Totals Assets	284,220	120,569	33,000
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2006	2005	2005	2005	2005	2004	2004	2004
Total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss – before tax	63,210	31,443	110,338	52,923	96,886	12,755	25,329	17,911
Net loss per share	0.01	0.01	0.02	0.01	0.01	0.00	0.01	0.01
Total assets	284,220	253,430	66,924	154,261	120,569	7,778	4,542	20,754

Results of operations

The year ended January 31, 2006 resulted in a net loss of $240,864, which compares with a loss of $152,881 for the same period in 2005.  The loss for 2006 has been reduced by $17,050 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $17,050 has been recorded as a future income tax recovery, the company will probably never realize this benefit.  General and administrative expenses for the year ended January 31, 2006 were $104,552 an increase of $15,152 over the same period in 2005.  The Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective to all awards granted on or after January 1, 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  In years prior to 2003, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. No stock options were granted during the year or during the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.

During the year ended January 31, 2006, the Company incurred mineral property expenditures of $153,362. Of this amount, $5,000 was paid as cash option payments on its Bancroft, Ontario properties.  A further 85,000 shares were issued at a value of $31,250. $117,112 was spent on the Canadian properties.  During the year, the Company terminated the Anderson Lake Property in Ontario.

Minimal shareholder relations and promotional activities were undertaken by the company at a cost of $ 6,446.

Liquidity and capital resources

At January 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $266,621 compared with working capital of $71,230 at January 31, 2005. During the year, 416,667 shares were issued for gross proceeds of $150,000. A further 1,710,000 warrants were exercised for proceeds of $272,450 and 10,000 options were exercised for proceeds of $1,500. Subsequent to year-end, the Company closed a  1,600,000 unit private placement  for gross proceeds of $400,000 and announced a 600,000 unit private placement for gross proceeds of $240,000.

The Company has total issued and outstanding of 7,878,213 shares at January 31, 2006.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2010. In addition to the below basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.  Mineral option payments have not been included as the Company has the option to terminate these agreements with appropriate notice. Further information on mineral option payments are disclosed in Note 5 to the financial statements dated January 31, 2006.

	2007	2008	2009	2010	2011	Thereafter
Office lease	$10,000	10,000	10,000	10,000	4,000	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended January 31, 2006.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2006, there were 7,878,213 outstanding common shares compared to 5,656,546 outstanding shares at January 31, 2005.  The increase reflects the issuance of 2,136,667 shares for cash and 85,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 6c to the financial statements dated January 31, 2006.

Related party transactions

A total of $24,000 was paid to a company controlled by Harry Barr, a Director and President of the Company, for  management services during the year ended January 31, 2006.  Pursuant to an office lease agreement dated July 1, 2005, a total of $15,868 was paid to a company controlled by Harry Barr for  office rent during the year ended January 31, 2006.  A total of $4,336 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the year ended January 31, 2006.   A total of $3,300 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the year ended January 31, 2006.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino has optioned two mineral properties in Ontario prospective for Uranium. The Company will be proceeding with an aggressive acquisition program for new projects focusing on areas of known mineralization in Eastern Europe, Alaska, and Canada. El Nino has cash of $279,567 and working capital of $266,621 as at January 31, 2006. Subsequent to year-end, the company issued an additional 1,600,000 shares for gross proceeds of $400,000 and announced a 600,000 unit private placement for $240,000.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

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